Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Javcap Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Javcap Securities, LLC as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Javcap Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Javcap Securities, LLC's management. Our responsibility is to express an opinion on Javcap Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Javcap Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Javcap Securities, LLC's auditor since 2022.

Maitland, Florida

March 20, 2025

JAVCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$	332,345
Accounts receivable		85,413
Fixed assets (net of $40,056 accumulated depreciation)		114,964
Prepaid expenses		89,595
Right-of-use asset		778,068
Warrants		425,000
Security deposit		102,663
Total Assets	$	1,928,048

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	74,932
Deferred revenue		120,000
Subordinated loan		380,188
Lease payable		855,394
Total Liabilities		1,430,514
Member's equity		497,534
Total Liabilities and Member's Equity	$	1,928,048

1. ORGANIZATION AND NATURE OF BUSINESS

JAVCAP SECURITIES, LLC (the "Company") was granted membership in the Financial Industry Regulatory Authority ("FINRA") on March 6, 2007. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is approved to conduct the following lines of broker-dealer business: merger and acquisition advisory services and private placements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Values of Financial Instruments

Fair Value Measurements

The Company follows ASC Topic 820, Fair Value Measurements (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Level I – Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded. The Company's valuation of securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining the fair value. Individuals outside of the trading departments perform independent pricing verification reviews, though this review is inherently limited by the Company's size and the fact that its principal officers are also its traders. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Fair Value of Financial Instruments (continued)</u>

The following table summarizes the fair value of financial instruments as of December 31, 2024:

	Level I	**Level II**	**Level III**	Total
Warrants	-	-	$425,000	$425,000
Securities sold, not yet purchased: Warrants	-	-	-	-
	-	-	$425,000	$425,000

There were no transfers between level I, II and III during the year.

<u>Concentrations of Credit Risk</u>
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

<u>Lease</u>
The Company has an obligation as a lessee for office space with initial non-cancellable terms in excess of one year. The Company classified this office space lease as an operating lease. Payments due under the Company's office space lease include fixed payments plus variable payments. The variable payments include Company's proportionate share of the building's property taxes, insurance, and common area maintenance. The variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The Company used a 8.25% discount rate which is considered the Company's incremental borrowing rate.

Amounts reported on the balance sheet as of December 31, 2024 were as follows:
Operating lease ROU asset	$778,068
Operating lease liability	$855,394

Future lease payments under the non-cancellable lease agreement are as follows:
Year-end December 31, 2025	$ 314,673
2026	320,966
2027	327,385
Total payments	963,024
Discount	(107,630)
Total	$ 855,394

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Fixtures and Equipment
Furniture, fixtures and equipment, net, consists of the following at December 31, 2024:

Furniture, Equipment and Leasehold Improvements	$ 155,020
Less Accumulated Depreciation	(40,056)
Total	$ 114,964

Depreciation expenses for the year ending December 31, 2024 was $26,327.

Significant Judgement
Revenue from contracts with customers includes retainer fees and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition
The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition advisory services, or private placement of securities (the "transaction") is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes retainer fees in the period the service obligation is performed. Success fees are only recognized when a transaction is finalized.

Subsequent Events
Subsequent events were evaluated through the date financial statement were available to be issued. There are no events that are required to be disclosed or recorded.

3. NET CAPITAL
The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital is the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $60,087 which was $41,936, in excess of the FINRA minimum net capital requirement of $18,151.

4. RELATED PARTY TRANSACTIONS
During year ended December 31, 2024, the Company repaid $105,934 short-term loan to the Parent.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2024, five customers accounted for 64% of the Company's revenue. Major customers are those that account for more than 10% of revenue.

6. SEGMENT REPORTING

The investment banking segment derives revenues from advisory and success fees on mergers and acquisitions. The Company's operations constitute a single operating segment.

The accounting policies of advisory fees are the same as those described in the summary of significant policies. The chief operating decision makers assess performance for the investment banking segment and decides how to allocate resources based on net income that is also reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the investment banking segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The Company's chief operating decision maker is the managing partner.

7. SUBORDINATED LOAN

In March of 2024, the Company entered into a satisfactory subordinated agreement ("Subordinated Loan"). Subordinated loans must be approved by FINRA, are subordinated to the claims of creditors, and may be repaid only upon satisfaction of certain conditions, including the Company's continued compliance with specific net capital requirements. At December 31, 2024, the Company had borrowed $380,188 including compounded interest of $30,188 at a fixed interest rate of 11.50%.

8. CREDIT LOSSES

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CEFL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected losses in certain circumstances.

The Company has accounts receivable as of December 31, 2024 of $81,908.

9. COMPANY CONDITIONS

The Company has a loss of $662,869 for the year ending December 31, 2024. The Company's owner has represented that it intends to make capital contributions, as needed, to ensure the Company's continuing operations. The owner has the financial wherewithal to continue contributing, as required.

10. COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies as of December 31, 2024.